FILED BY KERR-MCGEE CORPORATION
                                                  PURSUANT TO RULE 425 UNDER THE
                                         SECURITIES ACT OF 1933 AND DEEMED FILED
                                               PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                      SUBJECT COMPANY:  WESTPORT RESOURCES CORP.
                                              SECURITIES ACT FILE NO. 333-114886

Set forth below is a memorandum sent to employees by David Hager, which makes reference to the merger of Kerr-McGee Corporation and Westport Resources Corporation.



[GRAPHIC OMITTED][GRAPHIC OMITTED]


To:      Oil & Gas and Shared Services Employees

From:    Dave Hager, senior vice president, Oil & Gas

Re:      Thanks for a smooth transition

Date:    June 22, 2004

     I am extremely pleased to announce that staffing for the combined Kerr-McGee and Westport Resources organization is complete. We appreciate the collaborative effort from everyone involved in this important aspect of the pre-merger activities. Your commitment to expedite this transition will ensure a smooth integration of our two companies if the merger is approved by shareholders on Friday, June 25.

     This week, all members of my management team will introduce their respective organizations. The corporate intranet site will have all updated organizational charts by July 1.

     Our consolidated organization will be strong. We will achieve various synergies, efficiencies and ultimately the $40 million cost savings that we projected at the time we announced the merger April 7. I am confident that we have capitalized on the high quality assets and the human resource strengths of both Kerr-McGee and Westport Resources.

     We have an exciting and bright future at Kerr-McGee.



                        IMPORTANT LEGAL INFORMATION

     THIS MEMORANDUM IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-MCGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

     INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

     Kerr-McGee Corporation has filed a Registration Statement on Form S-4/A with the U.S. Securities and Exchange Commission (SEC) containing a definitive joint proxy statement/prospectus regarding the proposed transaction between Kerr-McGee Corporation and Westport Resources Corporation. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation with the SEC at the SEC's website, www.sec.gov. Copies of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn: Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

     Kerr-McGee, Westport Resources and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction involving Kerr-McGee and Westport Resources. Information regarding Kerr-McGee's and Westport Resources' directors and officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above referenced Registration Statement on Form S-4/A filed with the SEC on May 18, 2004.